UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

On July 3, 2024, CureVac N.V. (the “Company”) issued a press release announcing that the Company and GSK plc have restructured their existing collaboration into a new licensing agreement. On July 3, 2024, the Company also issued a press release announcing a strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need.

The information included in this Form 6-K (including Exhibits 99.1 and 99.2, but excluding the statements of GSK’s Chief Scientific Officer and the Company’s Chief Executive Officer contained in Exhibit 99.1 hereto and excluding the statements of the Company’s Chief Executive Officer contained in Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Alexander Zehnder
Chief Executive Officer

Date: July 3, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	GSK and CureVac to Restructure Collaboration into New Licensing Agreement
99.2	CureVac Initiates Strategic Restructuring to Align Resources with Focus on High-Value mRNA Pipeline Opportunities